Exhibit 2.1

AGREEMENT AND PLAN OF SHARE EXCHANGE

THIS AGREEMENT AND PLAN OF SHARE EXCHANGE (the “Agreement”) is executed and delivered as of December 1, 2015, by and between CAPSTAR FINANCIAL HOLDINGS, INC., a Tennessee corporation (“Holding Company”), and CAPSTAR BANK, a Tennessee-chartered banking corporation (“Bank”), for the purpose of effecting a statutory share exchange to facilitate the formation of a one-bank holding company that will own all of the issued and outstanding shares of Bank.

WHEREAS, the Boards of Directors of each of the Bank and the Holding Company desire to establish a holding company structure pursuant to which the Bank will become a wholly-owned subsidiary of the Holding Company;

WHEREAS, The Boards of Directors of each of the Bank and the Holding Company have deemed advisable a share exchange transaction between the Bank and the Holding Company in order to establish the holding company structure and have approved this Agreement and authorized its execution and delivery;

WHEREAS, to effect such reorganization, the Bank has organized the Holding Company, and the Bank and the Holding Company are entering into this Agreement pursuant to which the shareholders of the Bank (collectively, the “Shareholders” and individually, a “Shareholder”) will receive shares of the common stock and preferred stock of the Holding Company in exchange for their shares of Bank common stock and Bank preferred stock, as applicable;

WHEREAS, the parties intend that the share exchange shall qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (“IRC”); and

WHEREAS, the parties intend that the issuance of shares of the common stock and preferred stock of Holding Company in the share exchange be exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”), pursuant to the exemption contained in Section 3(a)(12) of the 1933 Act.

NOW, THEREFORE, in consideration of the mutual promises and conditions herein contained, the receipt and legal sufficiency of which are hereby acknowledged, the Bank and the Holding Company hereby mutually agree to an exchange of shares on the terms and conditions and in the manner and on the basis hereinafter provided:

ARTICLE I

EXCHANGE OF THE SHARES

1.01 The Share Exchange.

(a) Generally. Subject to the terms and conditions herein set forth, at the Effective Time (defined below) and in accordance with the Tennessee Business Corporation Act (“TBCA”), (i) each shareholder of record of Bank common stock, par value $1.00 per share (“Bank Common Stock”), as of the Effective Time will receive one (1) share of Holding Company common stock, par value one $1.00 per share (“Holding Company Common Stock”)

in exchange for each share of Bank Common Stock such Bank Shareholder (as defined below) owns of record on such date, and (ii) each shareholder of record of Bank preferred stock, par value $1.00 per share (“Bank Preferred Stock” and together with Bank Common Stock, “Bank Stock”), as of the Effective Time will receive one (1) share of Holding Company preferred stock, par value $1.00 per share (“Holding Company Preferred Stock” and together with the Holding Company Common Stock, “Holding Company Stock”), in exchange for each share of Bank Preferred Stock such Bank Shareholder owns of record on such date (the “Share Exchange”). On the Closing Date (defined below), Holding Company and Bank shall execute and file with the Secretary of State of Tennessee Articles of Share Exchange in substantially the form of Exhibit A attached to this Agreement (the “Articles of Share Exchange”). Holders of Bank Stock are referred to herein as “Bank Shareholders.”

(b) Exchange and Conversion of Shares. Subject to the provisions of this Article I, at the Effective Time, by virtue of the Share Exchange and without any action on the part of Bank or Holding Company, or the shareholders of either of the foregoing:

(i) Each share of Bank Common Stock issued and outstanding at the Effective Time shall be exchanged for and converted into one (1) share of Holding Company Common Stock and the Holding Company shall be deemed to own and hold such number of shares of Bank Common Stock as are exchanged and converted.

(ii) Each share of Bank Preferred Stock issued and outstanding at the Effective Time shall be exchanged for and converted into one (1) share of Holding Company Preferred Stock and the Holding Company shall be deemed to own and hold such number of shares of Bank Preferred Stock as are exchanged and converted.

(iii) Any shares of Holding Company Stock outstanding immediately prior to the Effective Time shall be canceled.

(iv) After the Effective Time, the Holding Company shall be the sole shareholder of the Bank and no Bank Shareholder shall have any rights arising out of or relating to Bank Stock except that such Bank Shareholder shall thereafter be deemed to be a shareholder of the Holding Company with the same number of shares of Holding Company Stock as such Bank Shareholder owned of Bank Stock immediately prior to the Effective Time. Each Bank Shareholder shall be entitled to receive a certificate or certificates evidencing his or her stock in the Holding Company.

(c) Assumption of Restricted Stock Agreements, Warrants and Stock Options. As of the Effective Time of the Share Exchange, all rights with respect to the Bank Stock issuable pursuant to Restricted Stock Agreements entered into by the Bank (“Bank Restricted Stock”), the exercise of warrants issued by the Bank (the “Bank Warrants”) and/or stock options (the “Bank Options”) granted by the Bank under stock option plans of the Bank (the “Bank Stock Option Plans”), which are outstanding at the Effective Time of the Share Exchange, whether or not such Bank Restricted Stock, Bank Warrants or Bank Options are then vested or exercisable, shall, subject to this section, be assumed by the Holding Company in accordance with the terms of the particular Bank Restricted Stock, Bank Warrant and/or Bank Stock Option Plan under which such Bank Restricted Stock, Bank Warrants and/or Bank Options were issued and the agreement by which such Bank Restricted Stock, Bank Warrants and/or Bank Options are evidenced. From and after the Effective Time of the Share Exchange, (i) each Bank Restricted Stock, Bank Warrant and Bank Option assumed by the Holding Company hereunder may be exercised solely for Holding Company Stock, (ii) the number of shares of Holding Company Stock subject to such Bank Restricted Stock, Bank Warrant and Bank Option shall be equal to the number of shares of Bank Stock subject to such Bank Restricted Stock, Bank Warrant and Bank Option immediately prior to the Effective Time, and (iii) the per share exercise price under each such Bank Warrant and Bank Option shall be the same as the per share exercise price of the Bank Stock under the Bank Warrant and Bank Option immediately prior to the Effective Time.

(d) Reservation of Stock. At all times after the Effective Time of the Share Exchange, the Holding Company shall reserve for issuance such number of shares of Holding Company Stock as shall be necessary to permit the exercise of the Bank Restricted Stock, Bank Warrants and Bank Options in the manner contemplated by the Agreement.

(e) IRC Compliance. It is intended that the foregoing assumption of the Bank Restricted Stock, Bank Warrants and Bank Options shall satisfy all the requirements under Section 424(a) of the IRC and be undertaken in a manner that will not constitute a “modification” as defined in Section 424(h) of the IRC as to any stock option which is an incentive stock option as defined in Section 422 of the IRC.

1.02 Tax-Free Reorganization. Holding Company and Bank intend that the Share Exchange constitute a “reorganization” within the meaning of section 368(a)(1)(B) of the IRC, and that this Agreement constitute a plan of reorganization thereunder. Neither Holding Company nor Bank shall take any position inconsistent with such intentions.

1.03 Shareholders’ Agreement. At the Effective Time, the Holding Company will enter into an Amended and Restated Shareholders’ Agreement (the “Amended Shareholders’ Agreement”) with the Bank, Corsair III Financial Services Capital Partners, L.P., and Corsair III Financial Services Offshore 892 Partners, L.P. (each, a “Corsair Fund” and, collectively, the “Corsair Funds”), North Dakota Investors, LLC, and, together with the Corsair Funds, the “Corsair Investors”) and certain other persons (the “Other Shareholders”) listed on the signature pages to that certain Shareholders’ Agreement dated June 2008 by and among the Bank, the Corsair Investors, and the Other Shareholders (the “Shareholders’ Agreement”) in substantially the same form as the Shareholders Agreement; provided, however, that (i) all references in the Shareholders’ Agreement to “Bank Securities” shall be referred to as “Holding Company Securities” in the Amended Shareholders’ Agreement; and (ii) all references to “Board” in the Shareholders’ Agreement shall mean the Boards of Directors of the Bank and the Holding Company in the Amended Shareholders’ Agreement.

1.04 Board of Directors. At the Effective Time, the Board of Directors of the Holding Company will be comprised of the members of the Board of Directors of the Bank and such persons shall continue in office until their successors have been duly elected and qualified or until their earlier resignation or removal in accordance with the Bylaws of the Holding Company. At the Effective Time, the executive officers of the Holding Company will be comprised of (i) Claire W. Tucker, Chief Executive Officer; and (ii) Robert B. Anderson, Chief Administrative Officer, Chief Financial Officer and Secretary. In addition, on the Effective Date, Dan W. Hogan will become Chief Executive Officer of the Bank.

1.05 Effective Time. As soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article III, the Share Exchange shall be consummated by filing with the Secretary of State of the State of Tennessee the Articles of Share Exchange in accordance with the TBCA. The Share Exchange shall become effective at such time as the Articles of Share Exchange are duly filed, or at such later time as the Bank and the Holding Company shall specify in the Articles of Share Exchange (the time the Share Exchange becomes effective being the “Effective Time”).

1.06 Rights of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, shares of Bank Stock which are held by any record holder who does not vote in favor of the Share Exchange and who gives timely written notice to the Bank of intent to demand payment in accordance with Section 48-23-202 of the TBCA, who demands payment and deposits share certificates in accordance with Section 48-23-204 of the TBCA, and who otherwise perfects rights of appraisal under Chapter 23 of the TBCA (the “Dissenting Shares”) shall not be exchanged for the consideration set forth in Section 1.01 of this Agreement but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Chapter 23 of the TBCA; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his rights to appraisal of such Dissenting Shares, in each case under the TBCA, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been exchanged, as of the Effective Time, for the consideration set forth in Section 1.01 of this Agreement. Any such payments to the holders of Dissenting Shares shall be paid from funds of the Bank, and not from funds of the Holding Company. Notwithstanding anything to the contrary contained in this Section 1.06, if (i) the Share Exchange is rescinded or abandoned or (ii) if the Shareholders revoke the authority to effect the Share Exchange, then the right of any Shareholder to be paid the fair value of such Shareholder’s Dissenting Shares shall cease.

1.07 Deliveries. At the At the Effective Time, each outstanding share of Bank Stock, by virtue of the Share Exchange and without any further action on the part of the holders thereof, shall be exchanged for one share of Holding Company Stock (except for Dissenting Shares). After the Share Exchange, Bank Shareholders will be entitled to exchange their certificates evidencing Bank Stock for new certificates representing shares of Holding Company Stock. Promptly after the Effective Time, an agent appointed by the Holding Company and the Bank will notify shareholders of record by mail of the procedures to be followed in order to surrender their certificates evidencing Bank Stock to the transfer agent for the Holding Company and the Bank in exchange for certificates representing an identical number of shares of Holding Company Stock. From the Effective Time until the receipt by the transfer agent of the certificates for such Bank Stock, each certificate for such Bank Stock shall only evidence shares of Holding Company Stock, and shall no longer represent shares of Bank Stock.

ARTICLE II

THE CLOSING

2.01 Time, Date and Place of Closing; Articles of Share Exchange. A closing (the “Closing”) shall be held as described herein on the date described herein (the “Closing Date”). The deliveries contemplated by this Agreement to be made at the Closing shall be made at the offices of Waller Lansden Dortch & Davis, LLP at 511 Union Street, Suite 2700, Nashville, TN on January 31, 2016, or, if earlier or later, one business day after all the conditions to Closing have been satisfied or such other date and location as may be mutually agreeable, and immediately thereafter the Articles of Share Exchange to be executed and delivered shall be filed with the Secretary of State of Tennessee.

2.02 Obligations of the Parties Pending The Effective Time. The Bank and the Holding Company shall, as soon as practicable take the following action:

(a) This Agreement shall be duly submitted to the Bank Shareholders for the purpose of considering and acting upon the Share Exchange in the manner required by law and their respective charters and bylaws. The Bank shall use its best efforts to obtain the requisite approval of its shareholders for the Share Exchange and the transactions contemplated by this Agreement, and the Bank and the Holding Company shall, through their respective officers, execute and file with the appropriate regulatory authorities, including the Board of Governors of the Federal Reserve System and the Tennessee Department of Financial Institutions, such applications, exhibits, documents and papers as shall be necessary or appropriate to secure approval of this Agreement, the Share Exchange and the other transactions contemplated hereby, as required by applicable statutes, rules and regulations; and

(b) The Holding Company shall use its best efforts to cause the issuance of Holding Company Common Stock and Holding Company Preferred Stock made pursuant to this Agreement and the Share Exchange to be qualified or exempted under the 1933 Act and the securities and blue sky laws of each state in which it deems such qualification or exemption to be required.

ARTICLE III

CONDITIONS PRECEDENT TO THE SHARE EXCHANGE

The Share Exchange shall be subject to the satisfaction of the following conditions:

(a) Approval of this Agreement and the Share Exchange set forth herein by affirmative vote of shareholders holding a majority of the shares of Bank Stock entitled to be cast on the Share Exchange as required by law, and all requisite approval by the Board of Directors and the shareholders, if any, of the Holding Company;

(b) Approvals to the extent required, by the Board of Governors of the Federal Reserve System and the Tennessee Department of Financial Institutions of the Share Exchange and the transactions related thereto;

(c) Approval, to the extent required, of any other governmental or regulatory authority;

(d) Receipt of a favorable opinion with respect to the federal tax consequences of the proposed Share Exchange from the Bank’s counsel;

(e) All necessary and appropriate actions shall have been taken such that, from and after the Effective Time, all outstanding Bank Restricted Stock, Bank Warrants and Bank Options shall be exercisable for an equal number of shares of Holding Company Stock (and not for shares of Bank Stock), on the same terms and conditions as Bank Restricted Stock, Bank Warrants and Bank Options were previously exercisable for shares of Bank Stock;

(f) Neither the Bank nor the Holding Company shall be subject as of the Effective Time to any order, decree or injunction of a court of competent jurisdiction that enjoins or prohibits the consummation of the Share Exchange, nor shall there be pending an action, suit or proceeding by any governmental authority that seeks injunctive or other relief in connection with the transactions contemplated hereby; and

(g) The Amended Shareholders’ Agreement shall have been executed by all parties.

ARTICLE IV

TERMINATION AND ABANDONMENT

In the event that:

(a) Any action, suit, proceeding or claim has been instituted, made or threatened relating to the Share Exchange which shall make consummation of the Share Exchange inadvisable in the opinion of the Board of Directors of the Bank or the Company;

(b) Any action, consent, approval, opinion, ruling or condition required by this Agreement shall not have been obtained or met;

(c) The Bank’s Board of Directors determines in its sole discretion that the consummation of the Share Exchange may result in having to pay dissenting shareholders an amount of cash that would cause a materially adverse impact on the Bank’s operations;

(d) For any other reason the consummation of the Share Exchange is deemed inadvisable in the opinion of the Bank’s or the Holding Company’s Board of Directors; or

(e) Upon mutual agreement of the Bank and the Holding Company;

then this Agreement may be terminated at any time before consummation of the Share Exchange by written notice, approved or authorized by the Board of Directors of the party wishing to terminate, to the other party. Upon termination by written notice, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination hereof on the part of the Bank, the Company or their directors, officers, employees, agents or shareholders.

ARTICLE V

MISCELLANEOUS PROVISIONS

5.01 Good Faith; Further Assurances. The parties to this Agreement shall in good faith undertake to perform their obligations under this Agreement, to satisfy all conditions, and to cause the transaction contemplated by this Agreement to be carried out promptly in accordance with the terms of this Agreement. Upon the execution of this Agreement and thereafter, the parties hereto shall do such things as may be reasonably requested by the other parties hereto in order more effectively to consummate or document the transactions contemplated by this Agreement.

5.02 Assignment. This Agreement is binding upon the parties hereto, and their respective legal representatives, heirs, successors and assigns, and inures to the benefit of the parties and their respective legal representatives, heirs, legatees, devisees, beneficiaries and other permitted successors and assigns (and to or for the benefit of no other person whatsoever). No assignment or transfer of rights and obligations hereunder shall be made except with the prior written consent of the parties hereto.

5.03 Captions. The titles or captions of articles, sections and subsections contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof and shall not be considered in the interpretation or construction of this Agreement in any proceeding.

5.04 Amendment; Waiver; Remedies Cumulative. This Agreement may not be altered or amended except in writing signed by Holding Company and Bank. The failure of any party hereto at any time to require performance of any provisions hereof shall in no manner affect the right to enforce the same. No waiver by any party hereto of any condition, or of the breach of any term, provision, warranty, representation, agreement or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other term, provision, warranty, representation, agreement or covenant herein contained.

5.05 No Third-Party Beneficiaries. With the exception of the parties to this Agreement and each of their legal representatives, heirs, and permitted successors and assigns, there shall exist no right of any person to claim a beneficial interest in this Agreement or any rights arising by virtue of this Agreement.

5.06 Exhibits. All Exhibits to this Agreement are hereby incorporated into this Agreement and hereby are made a part of this Agreement as if set out in full in the first place that reference is made thereto.

5.07 Counterparts; Entire Agreement. This Agreement may be executed by each party upon a separate copy, and in such case one counterpart of this Agreement shall consist of enough of such copies to reflect the signatures of all of the parties to this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms of this Agreement to produce or account for more than one of such counterparts. One or more execution pages may be detached from one copy of this Agreement and attached to another copy in order to form one or more counterparts. This Agreement shall become effective when one or more counterparts have been executed by Holding Company and Bank and delivered to such parties. This Agreement together with all Exhibits hereto and all other agreements and undertakings provided for hereunder shall constitute the entire agreement of the parties and supersedes any and all prior agreements, oral or written, with respect to the subject matter contained herein. There are no other agreements, representations, warranties or other understandings between the parties in connection with this transaction which are not set forth in this Agreement and Exhibits hereto.

5.08 Severability. Any determination by any court of competent jurisdiction of the invalidity of any provision of this Agreement that is not essential to accomplishing its purposes shall not affect the validity of any other provision of this Agreement, which shall remain in full force and effect and which shall be construed as valid under applicable law.

5.09 Choice of Law. This Agreement shall be governed by and construed in accordance with the substantive laws and procedural procedures of the State of Tennessee, without regard to any applicable conflicts of laws.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CAPSTAR FINANCIAL HOLDINGS, INC.

By:	/s/ Claire W. Tucker
Name:	Claire W. Tucker
Title:	Chief Executive Officer

CAPSTAR BANK

By:	/s/ Claire W. Tucker
Name:	Claire W. Tucker
Title:	President and Chief Executive Officer

EXHIBIT “A”

ARTICLES OF SHARE EXCHANGE

Pursuant to Section 48-21-107 of the Tennessee Business Corporation Act (the “Act”), CAPSTAR FINANCIAL HOLDINGS, INC. (the “Company”) and CAPSTAR BANK (the “Bank”) hereby deliver the following Articles of Share Exchange and state as follows:

1.	A copy of the Agreement and Plan of Share Exchange between the Company and the Bank is attached hereto and incorporated herein by reference (the “Plan of Share Exchange”).

2.	Chapter 21 of the Act requires approval of the Plan of Share Exchange (and the share exchange contemplated thereby) by the shareholders of the Bank. No approval of the shareholders of the Company is required because the Company has not had shareholders prior to the effective date of these Articles of Share Exchange.

3.	As to the Bank, the Plan of Share Exchange (and the share exchange contemplated thereby) was approved by the shareholders of the Bank by the affirmative vote of the required percentage of all votes entitled to be cast by such shareholders. Such approval was obtained at a meeting of the shareholders of the Bank on January 28, 2016.

4.	As to the Company, the Plan of Share Exchange (and the share exchange contemplated thereby) was adopted by the Board of Directors of the Company at a meeting of the Board of Directors on November 19, 2015.

5.	These Articles of Share Exchange shall be effective upon filing by the Secretary of State.

Dated:             , 20

CAPSTAR FINANCIAL HOLDINGS, INC.

By:
Title:	Chief Executive Officer

CAPSTAR BANK

By:
Title:	Chief Executive Officer